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4/1/2003

NGE COMMISSION
20549

03015983



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III	⌐ACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8- 7952

REPORT FOR THE PERIOD BEGINNING **1-1-02** AND ENDING **12-31-02**

MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fagenson & Co., Inc.


Official Use Only

FIRM ID. NO.


ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

60 Broad Street

(No. and Street)

SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2003
WASH. D.C.

New York   **New York**   **10004**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stynes   **212-422-1993**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

Kandel & Company

100 Crossways Park West   Woodbury   New York   11797

(ADDRESS)   Number and Street   City   State   Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied
on as the basis for the exemption.
See section 240.17a-5(e)(2).

A↑ 4/1/2003

SEC 1410 (1-78)

-2-

OATH OR AFFIRMATION

I, Robert B. Fagenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fagenson & Company Co., Inc.**, as of **December 31,** 19 **2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are

Classified as customer accounts.

Debits $ 0   **Credits $ 142.75**

_____
Signature

_____
Title

_____
Notary Public

PHILIP B. PIGNATO
NOTARY PUBLIC, State of New York
No. 01PI5063678
Qualified in Kings County
Commission Expires July 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in ~~Financial Condition~~ **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors Report on Internal Accounting Control**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FAGENSON & CO., INC.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2002

Board of Directors
Fagenson & Co., Inc.

We have audited the accompanying statement of financial condition of Fagenson & Co., Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fagenson & Co., Inc. on December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kandel & Company
Certified Public Accountants

Woodbury, New York
March 7, 2003

FAGENSON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2002

ASSETS

Cash	808,120
Cash segregated under federal regulations	100,000
Receivable from brokers - dealers & clearing organizations	693,875
Securities borrowed	324,000
Receivable from customers	2,333,854
Receivable from non-customers	0
Marketable securities owned, at market value	6,400,846
Fixed assets, at cost, less accumulated depreciation and amortization of $ 19,435	14,288
Other investments	2,020,795
Other assets, including deferred tax asset of $ 278,622	1,041,360
Total Assets	13,737,138

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Short-term bank loans	5,000
Payable to brokers - dealers & clearing organizations	168,600
Payable to customers	660,120
Payable to non-customers	10,278
Accounts payable, accrued expenses and other liabilities	1,276,993
	2,120,991
Commitments and contingent liabilities	
Subordinated borrowings	3,500,000
Total Liabilities	5,620,991

STOCKHOLDERS' EQUITY

Capital stock	50,000
Paid-in capital	20,419
Retained earnings	8,045,728
Total Stockholders' Equity	8,116,147
Total Liabilities and Stockholders' Equity	13,737,138

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES

Commissions	5,180,108	
Operating and investments gains - net	2,172,552	
Interest & dividend income	284,793	
		7,637,453

EXPENSES

Employee compensation and benefits	4,066,285	
Seat and exchange expenses	935,591	
Taxes, other than income taxes	167,146	
Other operating expenses	2,877,876	
		8,046,898

Loss before income tax benefit	(409,445)
Income tax benefit	153,973
Net loss	(255,472)

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock Common	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2002	50,000	20,419	8,301,200
Net loss	0	0	(255,472)
Balance at December 31, 2002	50,000	20,419	8,045,728

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	0
Increases:	
Issuance of subordinated notes	3,500,000
Subordinated borrowings at December 31, 2002	3,500,000

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:

Net loss		(255,472)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	1,775	
Deferred income taxes	76,163	
Unrealized loss on investment securities	254,142	
Change in assets and liabilities:		
Increase in receivable from broker - dealers	(100,000)	
Increase in securities borrowed	(186,824)	
Increase in receivable from customers	(324,000)	
Increase in receivable from non-customers	(2,333,854)	
Decrease in other assets	1,730,547	
Increase in payable to broker - dealers	48,865	
Increase in payable to customers	660,120	
Increase in payable to non-customers	10,278	
Increase in other payables	1,014,404	851,616
Net cash provided by operating activities		596,144

Cash Flows from Investing Activities:

Purchase of marketable securities	(3,784,984)	
Redemption of marketable securities	100,000	
Decrease in other investments	87,219	
Net cash used in investing activities		(3,597,765

Cash Flows from Financing Activities:

Increase in short term borrowings	5,000	
Increase in subordinated borrowings	3,500,000	
Net cash provided by financing activities		3,505,000
Net increase in cash		503,379
Cash at beginning of year		304,741
Cash at end of year		808,120

Supplemental cash flow disclosures:

Income tax payments for the year were	0
Interest expense	109,108

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1 - Organization And Nature Of Business:

The Company is a retail broker-dealer and clearing firm on the New York Stock Exchange registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Rhode Island Corporation.

2 - Significant Accounting Policies:

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities and options transactions are reported on a settlement date basis, which are generally three business days after trade date. Related commission income and expenses, immaterial to this statement, are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities for investments are valued at market value and securities and other investments not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. With respect to securities borrowed or loaned, the Company advances or receives collateral in the form of cash or other collateral in an amount equal to the fair market value of the securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Depreciation of property and equipment, is recorded on a straight-line basis using the estimated useful lives of the related property and equipment.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Management does not believe these estimate, if any, to be material.

3 - Cash And Securities Segregated Under Federal And Other Regulations:

Cash of $ 100,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4 - Receivable From And Payable To Broker-Dealers And Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	62,579	1,396
Receivable from/payable to clearing broker	545,070	167,204
Receivable from/payable to correspondent brokers	86,226	0
	693,875	168,600

The Company clears certain of its proprietary and customer transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

5 - Receivable From And Payable to Customers:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

6 - Securities Owned:

Marketable securities owned consist of investment securities at quoted market values, as illustrated below.

	Owned
U.S. Government securities	983,846
Corporate equities	380,260
Money Funds	5,036,740
	6,400,846

7 - Bank Loans:

Short-term bank loans bear interest at a fluctuating rate based on the broker's call rate. The loans are fully collateralized by marketable securities of both the Company and its customers. As these borrowings generally bear market rates of interest, their carrying amount is a reasonable estimate of their fair value.

8 – Subordinated Borrowings

The borrowing under a subordination agreement at December 31, 2002, is as follows:

Subordinated Note, 4%, due March 31, 2004 $3,500,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As this liability carry's a market rate of interest, the carrying amount is a reasonable estimate of fair value.

9 - Pension Plan:

The Company has terminated its defined benefit retirement plan. Based on information provided by the plan administrator, all benefit obligations were paid prior to December 31, 2002.

The following table sets forth the plan's funded status at December 31, 2002

1. Actuarial present value of benefit obligations:	
a. Accumulated benefit obligation:	
Vested	0
Non-vested	0
Total	0
b. Additional benefits based on estimated future compensation	0
c. Projected benefit obligation (a+b)	0
2. Fair value of plan assets	0
3. Unfunded projected benefit obligation (1c-2)	0
4. Unrecognized prior-service cost	0
5. Unrecognized net loss (or gain)	0
6. Unrecognized net transition liability (or asset)	0
7. Additional liability	0
8. Accrued (or prepaid) pension cost (3-4-5-6+7)	0

The components of net pension expense for the year ended December 31, 2002 are as follows:

a. Service cost-benefits earned during the period	8,348
b. Interest cost on projected benefit obligation	68,963
c. Actual return on plan assets	(285,552)
d. Net amortization and deferral	(371,846)
e. Net pension expense (a+b-c+d)	(8,983)

Assumptions used to develop the net periodic pension cost were:

Discount rate	6.50%
Expected long-term rate of return on assets	7.50%
Rate of increase in compensation levels	4.50%

10 - Off - Balance Sheet Risk And Concentration Of Credit Risk:

Statement of Financial Accounting Standards No. 105 ("SFAS 105) establishes requirements to disclose information about financial instruments with off-balance-sheet risk and to disclose information about concentrations of credit risk for all financial instruments. Credit risk, as defined by SFAS 105, represents the maximum potential loss the Company faces due to possible non-performance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss the Company faces due to the decrease in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates.

Certain securities transactions in the normal course of business may also give rise to off-balance-sheet market risk. The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2002 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions transacting business on a fully disclosed or ominbus basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business. The overall level of market risk from financial instruments the Company is exposed to is often limited by other on and off balance sheet positions.

Balances at financial institutions in excess of FDIC insurance coverage totaled $ 655,466.

11 - Capital Stock:

The authorized, issued, and outstanding shares of capital stock at December 31, 2002 were as follows:

Common stock, $100 par value; authorized 3,000 shares, issued and outstanding 500 shares.

12 - Commitments and Contingent Liabilities:

In 2001 the Company signed a new ten-year non-cancelable operating lease for office space, expiring March 31, 2010. The minimum annual aggregate lease payments (excluding expense and escalation clauses) for the years ended December 31, are as follows:

2003	755,011
2004	755,011
2005	755,011
2006	755,011
2007	755,011
2008	755,011
2009	755,011
2010	188,751
	5,473,828

The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord.
The Company has commitments under sub-tenant agreements for approximately fifty percent (50%) of the above rentals.

13 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $ 1,500,000 or 2 percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2002 the Company had net capital of $ 8,284,617, which was 302.04 percent of aggregate debit balances and $ 6,784,617 in excess of, required net capital.

14 - Income Taxes:

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109 are as follows:

	Current	Deferred	Total
Federal	0	(127,723)	(127,723)
State & local	12,000	(38,250)	(26,250)
	12,000	(165,973)	(153,973)

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax benefit at U.S. statutory rate @ 34%	139,211
The effect of:	
Non-deductible expenses	(58,938)
Increase due to State & local taxes, net of U.S. Federal tax effects	73,700
Income tax benefit	153,973

15 – PAIB Deposit Requirement:

In accordance with the Securities and Exchange Commission's requirements, Fagenson & Co., Inc., has made a computation for a reserve requirement for proprietary accounts of introducing firms. As of December 31, 2002, Fagenson & Co., Inc. had no deposit requirement.

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

Net Capital

Total stockholders' equity qualified for net capital		8,116,147
Add: Liabilities subordinated to claims of general creditors		
allowable in computation of net capital		3,500,000
		11,616,147

Deductions and/or charges

A. Non-allowable assets:		
Receivable from customers, unsecured	157,013	
Investments, not readily marketable	2,020,795	
Fixed assets - net	14,288	
Other assets	952,145	3,144,241

Net capital before haircuts on securities positions		8,471,906

Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) :

A. Trading and investment securities		
1. U.S. Government obligations	29,515	
2. Stocks and warrants	57,039	
3. Other securities	100,735	187,289

Net capital		8,284,617

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGES COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I (Continued)

Computation of Alternative Net Capital Requirement

2% of combined aggregate debit items as shown in formula for reserve requirement pursuant to rule 15c3-3 prepared as of date of net capital computation.	54,858
Minimum dollar net capital requirement	1,500,000
Excess net capital	6,784,617
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements	6,484,617

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report		8,232,609
Net audit adjustments	85,207	
Non-allowable assets	(51,973)	
Haircuts on securities	18,774	52,008
Net capital as above		8,284,617

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE II

Credit Balances:

Free credit balances and other credit balances in customers' security accounts.	660,510
Monies borrowed collateralized by securities carried for the accounts of customers.	91,226
Customers' securities failed to receive.	1,396
Market value of securities and credits in all suspense accounts over 30 days.	543
Total credit items	753,675

Debit Balances:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	2,332,676
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers securities failed to deliver.	324,000
Failed to deliver of customers' securities not older than 30 calendar days.	0
Margin required and on deposit with the Options Clearing Corporation for all option Contracts.	86,226
Aggregate debit items	2,742,902
Less: 3% required deduction	82,287
Total debit items	2,660,615

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE II (Continued)

Reserve Computation

Excess of total debits over credits	1,906,940
Required deposit	100,000

There is no material difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002 and the excess as per this computation.

FAGENSON & CO., INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE III

1. - Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under rule 15c3-3.   - 0 -

    A. Number of items   - 0 -

2. - Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.   - 0 -

    A. Number of items   - 0 -

KANDEL & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

100 CROSSWAYS PARK WEST · SUITE 210
WOODBURY, NEW YORK 11797
(516) 496-9195
FAX (516) 364-3186

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Fagenson & Co., Inc.

In planning and performing our audit of the financial statements of Fagenson & Co., Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c3-3 (e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kandel & Company
Certified Public Accountants

Woodbury, New York
March 7, 2003